Exhibit 99.1

Jaguar Mining reports multiple high grade gold mineralization intercepts in depth extensions at the Pilar Mine

TSX-V: JAG

TORONTO, April 27, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX-V) today announced multiple high-grade drill intercepts, in particular drill hole PPL302 which intercepted 18.22 grams per tonne gold over 7.4 meters, generated from underground exploration drilling at its 100% owned Pilar Mine located in Minas Gerais, Brazil.

The Pilar Mine is one of two underground mines that provide ore to the Caete Complex ("Caete") and represents approximately two-thirds of the ounces produced at Caete.

The drilling program, initially launched in Q3 2014, is largely focused to test potential depth extensions of mineralization below the current mine working levels.

All newly reported holes in Table 1 have intersected high-grade mineralization confirming the extension of a mineralized system in depth at the Pilar mine.  Additionally, the high-grade mineralization was identified at the footwall of the main AB ore body (picture 1) providing an opportunity to add new resources in depth extension at the Pilar Mine.

George Bee, Chief Executive Officer of Jaguar commented: "These drill hole intercepts confirm the potential of expanding reserves and resources at the Pilar Mine, thereby potentially expanding the existing life-of-mine and production profile. With these results, we have re-initiated mine planning activities in order to consider a restart of primary and secondary development activities at Caeté, however, any decision to restart development activities will be deferred until the current exploration program is concluded, mine planning/costing has been completed and positive economic results from a restart of development are evident."

Drill hole PPL160 intercepted 14.04 grams per tonne Au ("g/t Gold") over 8.7 meters, drill hole PPL294 intercepted 10.63 grams per tonne Au over 13.6 meters, drill hole PPL304 intercepted 20.98 grams per tonne Au over 3.7 meters and drill hole PPL307 intercepted 18.22 grams per tonne Au over 7.4 meters, including 27.19 grams per tonne Au over 4.3 meters. Table 1 below contains intersections in AB ore body drilled between September 2014 and April 2015.

Table-1 Drill hole intersections at Pilar Mine – Ore body AB
Hole ID	Date	From (m)	To (m)	Length (m)	Au Grade (g/t)
PPL160	10/2014	128.8	137.5	8.7	14.04

PPL289	11/2014	34.3	40.4	6.1	8.49

PPL294	02/2015	185.1	198.7	13.6	10.63

PPL295	03/2015	201.0	208.0	7.0	9.22

PPL304	02/2015	173.9	177.6	3.7	20.98

PPL308	03/2015	52.3	57.4	5.1	9.34

PPL190	04/2015	199.8	203.3	3.5	5.56

PPL307	04/2015	180.6	188.0	7.4	18.22
including		181.2	185.5	4.3	27.19

Intersections do not represent true thickness and have been drilled from drill platforms in the hanging wall aiming to intersect the mineral resource as perpendicular to the plunge and dip of the projected mineralization as possible.

This drilling program also includes representative intercepts at ore body C (picture 2), confirming previous results of nearby drill holes. These results increase geological information, providing the opportunity to convert mineral resources to a higher confidence classification in these specific areas.

Drill hole FSB502 intercepted 41.99 grams per tonne Au ("g/t Gold") over 4.3 meters, including 128.33 grams per tonne Au over 1 meter, drill hole FSB499 intercepted 12.23 grams per tonne Au over 6.3 meters and drill hole FSB501 intercepted 10.95 grams per tonne Au over 6.6 meters, including 24.86 grams per tonne over 1.3 meters. Table 2 below contains intersections in C ore body drilled between September 2014 and November 2014.

Table-2 Drill hole intersections at Pilar Mine – Ore body C
Hole ID	Date	From (m)	To (m)	Length (m)	Au Grade (g/t)
FSB499	09/2014	34.2	40.5	6.3	12.23

FSB501	09/2014	71.3	77.9	6.6	10.95
including		74.3	76.6	1.3	24.86

FSB502	09/2014	41.2	45.5	4.3	41.99
including		41.2	41.8	0.6	82.42
including		44.5	45.5	1.0	128.33

FSB516	10/2014	58.5	63.4	4.9	10.38
including		58.5	59.7	1.2	34.08

FBS520	11/2014	13.5	23.9	10.4	10.20
including		16.6	20.7	4.1	17.25

Intersections do not represent true thickness and have been drilled from drill platforms in the hanging wall aiming to intersect the mineral resource as perpendicular to the plunge and dip of the projected mineralization as possible.

Quality Control

Jaguar Mining has implemented a quality-control program that includes insertion of blanks, commercial standards and duplicate core samples in order to ensure best practice in sampling and analysis. NQ and BQ size drill core is saw cut and half the drill core is sampled in standard intervals according to geological characteristics such as lithology and hydrothermal alteration contents. The remaining half of the core is stored in a secure location. Rock channel sampling of the underground development follows the same standard intervals of the drill core. The drill core samples are transported in security sealed bags to the in-house Roça Grande Mine Laboratory, Caeté, Minas Gerais and occasionally to the independent SGS Geosol laboratory in Vespasiano, Minas Gerais. The rock chip samples are transported in security sealed bags to the Roça Grande Mine Laboratory, Caeté, Minas Gerais. The preparation and analysis are all conducted at the respective facilities, either at the Roça Grande Mine Laboratory in Caeté, MG or at the SGS Geosol Laboratory in Vespasiano, MG. The Roça Grande Mine Laboratory does not carry an ISO certification. The SGS Geosol Laboratory is ISO 9001 accredited. As part of in-house QA/QC the Roça Grande Mine Laboratory inserts certified gold standards, blanks and pulp duplicate samples.

Qualified Person

Scientific and technical information contained in this press release has been reviewed and approved by Marcos Dias Alvim, BSc Geo.,  MAusIMM (CP), Project Development Manager, who is an employee of Jaguar Mining Inc., and is a 'qualified person' as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects ("NI43-101").

About Jaguar Mining

Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximately 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar's future plans and operation. Certain statements throughout this press release constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", "plans", "anticipates" "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the uncertainties associated with the exploration and development of mineral properties, in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future for the continuance of the operations and development of the reserves and resources, uncertainties related to production rates, timing of production and the cash and total costs of production. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Jaguar and described in the forward-looking information. The forward-looking information contained in this press release is made as of the date hereof and Jaguar undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, among risks associated with exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future for the continuance of the operations and development of the reserves and resources, uncertainties related to production rates, timing of production and the cash and total costs of production, as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

SOURCE Jaguar Mining Inc.

PDF available at: http://stream1.newswire.ca/media/2015/04/27/20150427_C3086_PDF_EN_15763.pdf

PDF available at: http://stream1.newswire.ca/media/2015/04/27/20150427_C3086_PDF_EN_15764.pdf

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, Phone: 01-416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 06:00e 27-APR-15